Exhibit 99.1

April 1, 2013	TSX: SIL
NYSE MKT: SILU

SPROTT RESOURCE LENDING CORP. RENEWS ITS RELATIONSHIP
WITH SPROTT LENDING CONSULTING LP

Toronto, Ontario - Sprott Resource Lending Corp. (the “Company” or “Sprott Resource Lending”) is pleased to announce that it has renewed its strategic relationship with Sprott Lending Consulting LP (“SLCLP”), a wholly owned subsidiary of Sprott Inc.

The Company and SLCLP agreed upon certain changes to their management services and resource lending arrangements, which were effected through the execution of an Amended and Restated Management Services Agreement (the “MSA”) and an Amended and Restated Partnership Agreement (the “PA”) relating to Sprott Resource Lending Partnership (the “Partnership”), the vehicle through which the Company’s natural resource loans are made.

Under the provisions of the PA, on September 7, 2013, SLCLP’s annual fee will be reduced to 1.5% (from 2.0%) on non-real estate lending assets and the “Annual Hurdle” to which its performance fee is tied will be fixed at 5%. The Annual Hurdle is currently based on the 3 year Government of Canada Bond (which currently yields approximately 1.1%) and is capped at 6%. There is no change to the performance fee of 20% of the pretax income of the resource lending operations over the Annual Hurdle.

Under the provisions of the MSA, SLCLP will continue to provide certain management services to the Company for a term that has been extended until September 7, 2015 and which will be automatically renewed from time to time thereafter for additional terms of one year unless terminated by either party pursuant to its provisions. The MSA lowers the termination payment, which the Company would be required to pay to SLCLP upon providing notice of termination, from 0.167% to 0.10% of the Company's net asset value as at the end of the quarter immediately preceding the date of such notice, multiplied by the number of months remaining in the term from the end of the notice period. A similar termination payment would now also be payable by the Company for any termination that occurs during a renewal term.

Copies of the MSA and PA will be available under the Company’s corporate profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Vancouver: Suite 1703, Three Bentall Centre, 595 Burrard Street, P.O. Box 49131, Vancouver B.C. V7X 1J1 • Tel: 604-687-8378 • Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 • Tel: 416-977-7222 • Fax: 416-977-9555
www.sprottlending.com

About Sprott Resource Lending Corp.

Sprott Resource Lending (www.sprottlending.com) specializes in lending to resource companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to the MSA and the PA, SLCLP provides Sprott Resource Lending day to day business management as well as other management and administrative services. SLCLP is a wholly owned subsidiary of Sprott Inc. (www.sprottinc.com), the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, CEO	416-943-4998
Narinder Nagra, President and COO	604-488-8719
Jim Grosdanis, CFO	416-943-4698

CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.